Confidential Treatment Requested by E2open, Inc.: EOPN-0003

June 29, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Christine Davis, Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Jan Woo, Staff Attorney

Re:	E2open, Inc.
Registration Statement on Form S-1
Initially filed February 17, 2012
File No. 333-179558

Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-179558) initially filed with the Commission on February 17, 2012 (the “Registration Statement”), we submit this supplemental letter to notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the initial price range expected to be included on the cover of the Company’s preliminary prospectus to enable the Staff to complete its review of the Company’s option pricing and fair value determinations, as well as to address the Staff’s comment number 24 in its letter to the Company dated March 15, 2012.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of this correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

We supplementally advise the Staff that, on June 21, 2012, representatives of Bank of America Merrill Lynch, the lead underwriter for the Company’s initial public offering and on behalf of the underwriters, advised the

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Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] per share (taking into account the one-for-35 reverse stock split described in the Registration Statement (the “Stock Split”)). The Company and Bank of America Merrill Lynch had discussions regarding the proposed offering prior to June 21, 2012, pursuant to which Bank of America Merrill Lynch provided the Company with an analysis of the Company’s business, how it would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but it did not previously provide the Company with a valuation of the Company or a price range. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. There have been no changes to the recommendation from the underwriters of the preliminary price range since June 21, 2012.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

As described beginning on page 75 of Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on or about June 29, 2012 (“Amendment No. 3”), the Company regularly performs valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. The Board considers numerous objective and subjective factors, including the factors set forth on page 75 of Amendment No. 3, and the most recent valuation report prepared by an independent valuation specialist. The Board also determines that the assumptions and inputs used in connection with such third-party valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

The Company granted an option to purchase 60,000 shares of Company common stock (on a post-Stock Split basis) to one executive officer of the Company on May 3, 2012. At the time the option grant was approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grant was $8.75 per share (post-Stock Split). The Board based their determination of the fair value of the Company’s common stock on the factors described above and on the valuation report that the Company received from its independent valuation specialist (the “Valuation Report”) which concluded that, as of March 15, 2012, the fair market value of the Company’s common stock was $8.75 per share (post-Stock Split). As described in the Valuation Report, the Company’s business enterprise value was $243.6 million based on the probability of an IPO occurring at 55%. As of March 15, 2012, the Company had submitted its initial Registration Statement. As of May 3, 2012, the Company was preparing to submit Amendment No. 1 to the Registration Statement, but was still undecided about the timing and potential valuation of an offering.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of the Company’s common stock as of March 15, 2012.

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The Company believes the difference between the fair value of its common stock as of March 15, 2012 and the preliminary price range, as recommended by Bank of America Merrill Lynch, is the result of the following factors:

•

Improved Company Performance. The Company’s financial performance in the first fiscal quarter of 2013 improved significantly year-over-year, with revenue increasing from $11.2 million for the three months ended May 31, 2011 to $15.5 million for the three months ended May 31, 2012, and total bookings increasing from $15.8 million for the three months ended May 31, 2011 to $37.8 million for the three months ended May 31, 2012. The March 15, 2012 valuation report was issued at the beginning of the first fiscal quarter of 2013 and, therefore, did not reflect the Company’s improved financial performance during the first quarter of 2013. Conversely, the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus reflects the Company’s improved financial performance.

•

Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The March 15, 2012 valuation report that was used by the Board as part of its determination of the fair value of the Company’s common stock on May 3, 2012 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering and assumed there was a 55% probability of an initial public offering. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•

Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering. A successful offering provides the Company with (i) proceeds, which substantially strengthen the Company’s balance sheet as a result of increased cash, and (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

•

Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding Series AA, BB, CC and D preferred stock are entitled to (i) dividends prior to any dividends declared or paid on any shares of the Company’s common stock, (ii)

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liquidation payments prior to payments to holders of common stock, (iii) anti-dilution protection under certain circumstances and (iv) special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of all outstanding convertible preferred stock into common stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a significantly increased common stock valuation.

Based upon the factors discussed above, the Company advises the Staff that it believes that the description above discloses the significant factors contributing to the difference between the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of March 15, 2012, the date of the Company’s most recent valuation and supports the valuation used for granting stock options in March and May of 2012 at $8.75 per share.

We supplementally advise the Staff that on June 29, 2012 the Company granted options to purchase 38,505 shares of Company common stock (on a post-Stock Split basis) to certain employees of the Company. After taking into account the preliminary price range of $[***] per share (post-Stock Split) recommended by the underwriters, numerous objective and subjective factors, including the factors set forth on page 75 of Amendment No. 3, and the valuation report that the Company received from its independent valuation specialist which concluded that, as of June 15, 2012, the fair market value of the Company’s common stock was $[***] per share (post-Stock Split), the Board determined that the fair value of the Company’s common stock on June 29, 2012 was $[***] per share, which is the mid-point of the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

The Company believes that the fair values determined by its Board for the common stock applicable to each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

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Please direct your questions or comments regarding this supplemental letter to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):	Mark E. Woodward
Peter J. Maloney
E2open, Inc.

Larry W. Sonsini, Esq.
Jennifer D. Knapp, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Esq.
Christopher J. Austin, Esq.
Goodwin Procter LLP